UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934 (Amendment No. 1)

UNIVERSAL AMERICAN FINANCIAL CORP.
(Name of Issuer)
Common Stock (par value $.01 per share)	913377107
(Title of class of securities)	(CUSIP number)
Michael C. Neus Perry Corp. 767 Fifth Avenue 19th Floor New York, NY 10153 Telephone: (212) 583-4000
(Name, address and telephone number of person authorized to receive notices and communications)
May 7, 2007
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240-13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box   [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 913377107	Page 2 of 10 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Perry Corp.
2.	Check the Appropriate Box If a Member of a Group (See Instructions): (a) [ ] (b) [X]
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 5,820,500
	8.	Shared Voting Power NONE
	9.	Sole Dispositive Power 5,820,500
	10.	Shared Dispositive Power NONE
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,820,500
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 9.79%
14.	Type of Reporting Person (See Instructions) IA, CO

CUSIP No. 913377107	Page 3 of 10 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Richard C. Perry
2.	Check the Appropriate Box If a Member of a Group (See Instructions): (a) [ ] (b) [X]
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 5,820,500 (all shares beneficially owned by Perry Corp.)
	8.	Shared Voting Power NONE
	9.	Sole Dispositive Power 5,820,500 (all shares beneficially owned by Perry Corp.)
	10.	Shared Dispositive Power NONE
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,820,500
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 9.79%
14.	Type of Reporting Person (See Instructions) IN, HC

CUSIP No. 913377107	Page 4 of 10 Pages

AMENDMENT NO. 1 TO SCHEDULE 13D

This Amendment No. 1 to Schedule 13D is filed by the undersigned to amend the Statement on Schedule 13D, dated October 24, 2006 (the “Schedule 13D”), relating to the common stock of Universal American Financial Corp.

ITEM 1.	SECURITY AND ISSUER

The title of the class of equity security to which this statement on Schedule 13D relates is the common stock, par value $.01 per share (the “Common Stock”), of Universal American Financial Corp., a New York corporation (the “Company”).  The address of the Company’s principal executive offices is Six International Drive, Suite 190, Rye Brook, NY 10573.

ITEM 2.	IDENTITY AND BACKGROUND

This Amendment No. 1 to Schedule 13D is filed on behalf of Perry Corp., a New York corporation, and Richard C. Perry, a citizen of the United States of America (together, the “Reporting Persons”). Perry Corp. is a registered investment adviser that provides asset management services to private investment funds.  Richard C. Perry is the President, sole director and sole shareholder of Perry Corp.  The address of Perry Corp. and Richard C. Perry is 767 Fifth Avenue, 19th Floor, New York, NY 10153.  A joint filing agreement of Perry Corp. and Richard C. Perry is attached hereto as Exhibit A.

The name, citizenship, business addresses and principal occupation of each of the directors and executive officers of Perry Corp. (other than Richard C. Perry) are set forth in Exhibit B attached hereto, which is incorporated herein by reference.

During the last five years, none of Perry Corp., Richard C. Perry, or any of the persons listed in Exhibit B attached hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The shares of Common Stock beneficially owned by the Reporting Persons were acquired by two or more private investment funds for which Perry Corp. acts as a general partner and/or investment adviser (“Perry Funds”).  The source of funds for the purchase of such shares of Common Stock was the working capital of Perry Funds. The total purchase price for such shares of Common Stock was $96,313,184.84.  Such shares of Common Stock may be held in margin accounts established with various brokers by Perry Funds.

The shares of Series A Preferred Stock reported in clause (1) of Item 4 below as to be acquired by Perry Funds from the Company will be acquired primarily with the working capital of Perry Funds for an aggregate purchase price of approximately $49,736,000.00.

CUSIP No. 913377107	Page 5 of 10 Pages

The shares of Series B Preferred Stock reported in clause (4) of Item 4 below as to be acquired by Perry Funds from the Company will be acquired primarily with the working capital of Perry Funds for an aggregate purchase price of approximately $55,264,000.00.

ITEM 4.	PURPOSE OF TRANSACTION

On March 5, 2007, the Special Committee of the Board of Directors of the Company announced that it had rejected a proposal (the “Proposal”) from Capital Z Partners, Ltd. (“Cap Z Ltd.”), Lee Equity Partners, LLC, Welsh, Carson, Anderson & Stowe X, L.P., Perry Capital, LLC (an affiliate of Perry Corp.) and Mr. Richard Barasch to acquire the Company for $18.15 per share in cash.  The Proposal has been withdrawn on May 7, 2007.

On May 7, 2007, the following transactions were entered into:

(1)           The Company entered into a Securities Purchase Agreement (the “First Stage SPA”) with Union Square Universal Partners, L.P. (“Union Square”), Lee-Universal Holdings, LLC (“Lee”), Welsh, Carson, Anderson & Stowe X, L.P. (“WCAS”) and Perry Funds, pursuant to which the Company agreed to issue and sell to such investors, and such investors (severally and not jointly) agreed to purchase from the Company, on and subject to the terms and conditions set forth therein, shares of Series A Preferred Stock of the Company and shares of Series B Preferred Stock of the Company, at a purchase price of $2,000.00 per share of Preferred Stock.  Under the First Stage SPA, Perry Funds subscribed to purchase from the Company 24,868 shares of Series A Preferred Stock and no shares of Series B Preferred Stock.

The Company’s Series A Preferred Stock is a non-voting security and is not convertible into shares of Common Stock while owned by Union Square, Lee, WCAS or Perry Funds (the “Initial Holders”) or any affiliate of an Initial Holder.  However, (A) upon transfer of a share of Series A Preferred Stock to a holder other than an Initial Holder or an affiliate of an Initial Holder, such share of Series A Preferred Stock will automatically convert into 100 shares of Common Stock (subject to customary anti-dilution adjustments), and (B) following receipt of certain approvals, a holder of shares of Series A Preferred Stock will be entitled to exchange such shares of Series A Preferred Stock for a corresponding number of shares of Series B Preferred Stock (which exchange is subject to various conditions).

Each share of the Company’s Series B Preferred Stock will be convertible (at the option of the holder thereof or, subject to certain conditions, by the Company) into 100 shares of Common Stock (subject to customary anti-dilution adjustments) and entitle the holder thereof to a number of votes (on all matters on which holders of Common Stock may vote) equal to the number of shares of Common Stock into which such share of Series B Preferred Stock is convertible.

A copy of the First Stage SPA is set forth in Exhibit C hereto.  A copy of the form of Certificate of Amendment to the Certificate of Incorporation of the Company to establish the rights, preferences and powers of the Series A Preferred Stock is set forth in Exhibit D hereto.  A copy of the form of Certificate of Amendment to the Certificate of Incorporation of the Company to establish the rights, preferences and powers of the Series B Preferred Stock is set forth in Exhibit E hereto.

CUSIP No. 913377107	Page 6 of 10 Pages

(2)           The Company entered into a Registration Rights Agreement with Perry Funds and certain other persons.  A copy of this Registration Rights Agreement is set forth in Exhibit F hereto.

(3)           The Company entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) with MHRx LLC, MemberHealth, Inc. (“MemberHealth”) and the other parties thereto, relating to a proposed acquisition of MemberHealth by the Company.

In connection with the Merger Agreement, Perry Funds entered into a Voting Agreement with MHRx LLC and MemberHealth pursuant to which Perry Funds agreed, among other things, to vote their shares in the Company in favor of the Company share issuances and the Company charter amendment contemplated by the Merger Agreement and the Second Stage SPA referred to below.  A copy of this Voting Agreement is set forth in Exhibit G hereto.

(4)           The Company entered into a Securities Purchase Agreement (the “Second Stage SPA”) with Union Square, Lee, WCAS and Perry Funds, pursuant to which the Company agreed to issue and sell to such investors, and such investors (severally and not jointly) agreed to purchase from the Company, on and subject to the terms and conditions set forth therein, shares of Series B Preferred Stock (which shares may, at the request of any such investor, be instead issued to such investor in the form of Series A Preferred Stock) for a purchase price of $2,000.00 per share of Preferred Stock.  The obligations of the investors to consummate the purchase under the Second Stage SPA is subject to the concurrent closing of the MemberHealth acquisition pursuant to the Merger Agreement, receipt of certain Company shareholder approvals, receipt of regulatory approvals, and other customary conditions.  Under the Second Stage SPA, Perry Funds subscribed to purchase from the Company 27,632 shares of Series B Preferred Stock.  A copy of the Second Stage SPA is set forth in Exhibit H hereto.

(5)           Pursuant to the Second Stage SPA, a Stockholders Agreement (the “New Stockholders Agreement”), the form of which is substantially as set forth in Exhibit I hereto, will be entered into by the Company, Union Square, Lee, Perry Funds, WCAS, Mr. Richard Barasch and certain other stockholders of the Company in connection with the closing under the Second Stage SPA.  Pursuant to the New Stockholders Agreement, among other things, from and after the closing under the Second Stage SPA, (i) the Board of Directors of the Company will consist of thirteen directors, composed as follows: (A) two directors designated collectively by Union Square and certain affiliates of Cap Z Ltd., (B) two directors designated by WCAS, (C) one director designated by Lee, (D) one director designated by Perry Funds, (E) the Chief Executive Officer of the Company, and (F) six additional directors who shall each satisfy the criteria for “independent director” under applicable NASDAQ rules, and (ii) the stockholders party to the New Stockholders Agreement will agree to (A) vote all their shares in favor of election to the Company’s Board of Directors of such individuals as the parties to the New Stockholders Agreement are entitled to designate from time to time, (B) certain restrictions on their ability to acquire additional shares of Common Stock without the approval of the Company’s independent directors, and (C) grant certain rights of first offer and other rights applicable to certain transfers of their shares in the Company.

(6)           Perry Funds agreed with the Company that Perry Funds would not transfer any shares acquired under the First Stage SPA or the Second Stage SPA, in each case, for a period of one year from the date of the applicable acquisition, subject to limited exceptions.

CUSIP No. 913377107	Page 7 of 10 Pages

The descriptions herein of the various agreements and other documents referred to above are qualified in their entirety by reference to the full text of such agreements and documents, which are incorporated herein by reference.

Except as otherwise contemplated herein, the Reporting Persons currently have no plans or proposals which relate to or would result in any of the actions enumerated in paragraphs (a) through (j) of Item 4 of the form of Schedule 13D promulgated under the Act.  However, each of the Reporting Persons reserves the right to change its plans at any time, as it deems appropriate, in light of its ongoing evaluation of (a) its business and liquidity objectives, (b) the Company’s financial condition, business, operations, competitive position, prospects and/or share price, (c) industry, economic and/or securities markets conditions, (d) alternative investment opportunities, and (e) other relevant factors.  Without limiting the generality of the preceding sentence, each of the Reporting Persons reserves the right (in each case, subject to any applicable restrictions under law or contract) to at any time or from time to time (i) purchase or otherwise acquire additional shares of Common Stock or other securities of the Company, or instruments convertible into or exercisable for any such securities (collectively, “Company Securities”), in the open market, in privately negotiated transactions or otherwise, (ii) sell, transfer or otherwise dispose of Company Securities in public or private transactions, (iii) cause Company Securities to be distributed in kind to its investors, (iv) acquire or write options contracts, or enter into derivatives or hedging transactions, relating to Company Securities, and/or (v) encourage (including, without limitation, through their designees on the Company’s board of directors and/or communications with directors, management, and existing or prospective security holders, investors or lenders, of the Company, existing or potential strategic partners, industry analysts and other investment and financing professionals) the Company to consider or explore (A) sales or acquisitions of assets or businesses, or extraordinary corporate transactions, such as a merger (including transactions in which affiliates of the Reporting Persons may be proposed as acquirers or as a source of financing), (B) changes to the Company’s capitalization or dividend policy, or (C) other changes to the Company’s business or structure.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)-(b)     Perry Corp. is the indirect beneficial owner of 5,820,500 shares of Common Stock, which constitutes approximately 9.79% of the Company’s outstanding shares of Common Stock.   Perry Corp. has sole power to vote and sole power to dispose of such 5,820,500 shares of Common Stock.  By virtue of his position as President, sole director and sole shareholder of Perry Corp., Richard C. Perry may be considered to indirectly beneficially own such shares of Common Stock.

The percentage in the foregoing paragraph is calculated based on the number of shares of Common Stock (59,442,873) outstanding as of May 7, 2007 (as represented by the Company in the First Stage SPA and the Second Stage SPA), and does not consider (A) any shares of Common Stock underlying the shares of Series B Preferred Stock issuable to the other investors at the closing under the First Stage SPA, (B) any shares of Common Stock that may become issuable to non-affiliated transferees upon transfer by any Initial Holder of the shares of Series A Preferred Stock that are issuable at the closing under the First Stage SPA, (C) any shares of Common Stock underlying the shares of Preferred Stock issuable at the closing under the Second Stage SPA (which issuance is subject to various conditions precedent), (D) any shares of Common Stock that may become issuable upon conversion of shares of Series B Preferred Stock that are issued by the Company in exchange for shares of Series A Preferred Stock (which exchange is subject to various conditions) or (E) any shares of Common Stock issuable to equity holders of MemberHealth pursuant to the Merger Agreement.

CUSIP No. 913377107	Page 8 of 10 Pages

In light of the withdrawal of the Proposal as of May 7, 2007, any “group” (within the meaning of Rule 13d-5(b) under the Act) that may have been deemed to have been formed by reason of the Proposal has been terminated as of May 7, 2007.  However, as a result of the matters described in Item 4 hereof, the Reporting Persons may be deemed to constitute a “group” (within the meaning of Rule 13d-5(b) under the Act) with Union Square, WCAS and Lee, and certain of their respective affiliates.  As a result, and on that basis, the Reporting Persons may be deemed to beneficially own shares of Common Stock that may be beneficially owned by such persons, including: (i) an aggregate 16,870,236 shares of Common Stock that Union Square has advised the Reporting Persons that Union Square and/or its affiliates (including certain affiliates of Cap Z Ltd.) beneficially own, (ii) an aggregate 2,815,900 shares of Common Stock that WCAS has advised the Reporting Persons that WCAS and/or its affiliates beneficially own, and (iii) an aggregate 2,486,800 shares of Common Stock that Lee has advised the Reporting Persons that Lee and/or its affiliates beneficially own.  Including all such shares on the foregoing basis, the Reporting Persons may be deemed to be beneficial owners of, in the aggregate, 45.6% of the outstanding Common Stock.  Each of the Reporting Persons disclaims beneficial ownership of shares that may be beneficially owned by Union Square, WCAS and Lee and any of their respective affiliates, and neither the filing of this Statement nor its contents shall be deemed to constitute an admission to the contrary.

The percentage in the foregoing paragraph is calculated based on a total of 61,395,573 shares of Common Stock outstanding, which (A) includes the number of shares of Common Stock (59,442,873) outstanding as of May 7, 2007 (as represented by the Company in the First Stage SPA and the Second Stage SPA) and (B) assumes the conversion into Common Stock of all shares of Series B Preferred Stock issuable at the closing under the First Stage SPA, which results in an additional 1,952,700 shares of Common Stock.  The calculation of such percentage does not consider (w) any shares of Common Stock that may become issuable to non-affiliated transferees upon transfer by any Initial Holder of the shares of Series A Preferred Stock that are issuable at the closing under the First Stage SPA, (x) any shares of Common Stock underlying the shares of Preferred Stock issuable at the closing under the Second Stage SPA (which issuance is subject to various conditions precedent), (y) any shares of Common Stock that may become issuable upon conversion of shares of Series B Preferred Stock that are issued by the Company in exchange for shares of Series A Preferred Stock (which exchange is subject to various conditions) or (z) any shares of Common Stock issuable to equity holders of MemberHealth pursuant to the Merger Agreement.

(c)           Except as described in Item 4 (which is incorporated herein by reference), there have been no transactions with respect to the shares of Common Stock during the sixty days prior to the date of this statement on Schedule 13D by either Perry Corp. or Richard C. Perry.

(d)           The limited partners of (or investors in) each of two or more private investment funds for which Perry Corp. acts as general partner and/or investment adviser have the right to participate in the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock (as well as Preferred Stock) held for the accounts of their respective funds in accordance with their respective limited partnership interests (or investment percentages) in their respective funds.

CUSIP No. 913377107	Page 9 of 10 Pages

(e)           Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The responses to Items 4 and 5 hereof, and the agreements and other documents attached as Exhibits hereto, are incorporated herein by reference.

Except for the arrangements described in the responses to Items 4 and 5 hereof, and the agreements and other documents attached as Exhibits hereto, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 of this statement and between such persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.	MATERIALS TO BE FILED AS EXHIBITS

Exhibit A	Agreement between Perry Corp. and Richard C. Perry to file this Amendment No. 1 to Schedule 13D jointly on behalf of each of them
Exhibit B	Executive Officers and Directors of Perry Corp. (other than Richard C. Perry)
Exhibit C
(“First Stage SPA”): Securities Purchase Agreement, dated May 7, 2007, by and among Universal American Financial Corp., Lee-Universal Holdings, LLC, Welsh, Carson, Anderson & Stowe X, L.P., Union Square Universal Partners, L.P., Perry Partners, L.P., Perry Partners International, Inc., Perry Commitment Fund, L.P. and Perry Commitment Master Fund, L.P.

Exhibit D	Form of Certificate of Amendment to Certificate of Incorporation of Universal American Financial Corp., relating to the Series A Preferred Stock
Exhibit E	Form of Certificate of Amendment to Certificate of Incorporation of Universal American Financial Corp., relating to the Series B Preferred Stock
Exhibit F	Registration Rights Agreement, dated May 7, 2007, among Universal American Financial Corp. and the other parties named on the signature pages thereto
Exhibit G	Voting Agreement, dated as of May 7, 2007, among MHRx LLC, MemberHealth, Inc. and the shareholders of Universal American Financial Corp. party thereto
Exhibit H
(“Second Stage SPA”): Securities Purchase Agreement, dated May 7, 2007, by and among Universal American Financial Corp., Lee-Universal Holdings, LLC, Welsh, Carson, Anderson & Stowe X, L.P., Union Square Universal Partners, L.P., Perry Partners, L.P., Perry Partners International, Inc., Perry Commitment Fund, L.P. and Perry Commitment Master Fund, L.P.

Exhibit I	Form of Stockholders Agreement of Universal American Financial Corp.
Exhibit J	Power of Attorney, dated June 21, 2005

CUSIP No. 913377107	Page 10 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

PERRY CORP.,

Dated: May 9, 2007	By:	/s/ Michael C. Neus
Name: Michael C. Neus
Title: General Counsel

RICHARD C. PERRY,

Dated: May 9, 2007	By:	/s/ Michael C. Neus
Michael C. Neus Attorney-in-fact